Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer
New Gold Inc. (“New Gold”) 666 Burrard Street, Suite 3110 Vancouver, British Columbia, V6C 2X8
Item 2.	Date of Material Change
December 23, 2011
Item 3.	News Release

A press release with respect to this material change report was issued by New Gold on December 23, 2011 through Canadian Newswire and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change

On December 23, 2011, New Gold and Silver Quest Resources Ltd. (“Silver Quest”) jointly announced that New Gold had completed the acquisition of all of the shares of Silver Quest pursuant to the terms of a court approved plan of arrangement (“Arrangement”).  Under the terms of the Arrangement, 10.5 million New Gold common shares were issued to former Silver Quest security holders on the basis of 0.09 of a New Gold share for each Silver Quest share and nominal cash consideration.

Item 5.	Full Description of Material Change
(All figures are in Canadian dollars unless otherwise indicated)

December 23, 2011 – New Gold Inc. (“New Gold”) (TSX:NGD) (AMEX:NGD) and Silver Quest Resources Ltd. (“Silver Quest”) (TSX.V:SQI) today announce that New Gold has completed the acquisition of all the shares of Silver Quest. Under the terms of the court approved arrangement (the “Arrangement”), 10.5 million New Gold common shares were issued to former Silver Quest securityholders on the basis of 0.09 of a New Gold share for each Silver Quest share and nominal cash consideration.

As a result of the completion of the Arrangement, New Gold has acquired Silver Quest’s 25% interest in the Davidson Property, which forms the northern half of the Blackwater gold-silver deposit and in which New Gold held a 75% interest, thus consolidating a 100% ownership in the Blackwater Project. New Gold also acquired a 100% interest in the Capoose Property, located adjacent to Blackwater, covering over 410km2 of land with an established gold and silver mineral resource.

Transaction Highlights
• Consolidates 100% ownership of Blackwater Project thus increasing the total mineral resource inventory:
o Increases indicated gold resources by 0.6 million ounces to 5.4 million ounces (165 million tonnes at an average grade of 1.01 g/t)
o Increases inferred gold resources by 0.2 million ounces to 1.2 million ounces (39 million tonnes at an average grade of 0.94 g/t)
• Adds Capoose Property’s mineral resource to New Gold’s portfolio
o Indicated resource of 0.4 and 26.6 million ounces of gold and silver, respectively (31 million tonnes at an average grade of 0.38 g/t gold and 26.5 g/t silver)
o Inferred resource of 0.4 and 29.5 million ounces of gold and silver, respectively (37 million tonnes at an average grade of 0.37 g/t gold and 24.6 g/t silver)
• Significantly increases total landholdings in Blackwater area from approximately 240km2 to approximately 670km2

New Gold continues to aggressively drill the Blackwater deposit with nine drills now active at the site. The company plans to provide a further update to the Blackwater mineral resource in February 2012. The update will incorporate additional data for drilling completed between the end of July and November 2011, representing approximately 70 additional holes totaling 20,450 metres since the September 2011 resource update.

As part of the Arrangement, for every three Silver Quest shares held, Silver Quest shareholders received one common share in a new precious metals-focused exploration company, Independence Gold Corp. (“Independence Gold”). New Gold holds 9.9% of the outstanding shares of Independence Gold with the former Silver Quest shareholders holding the remaining 90.1%. Independence Gold has approximately $15 million in cash, sufficient to fund an aggressive two year exploration program.

New Gold intends to effect an amalgamation with its wholly-owned subsidiaries Silver Quest Resources Ltd., Geo Minerals Ltd. and Richfield Ventures Corp. effective January 1, 2012 (“Amalgamation”). Following completion of the Amalgamation, New Gold will be the direct operator of the Blackwater Project.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
The report is not being filed on a confidential basis.
Item 7.	Omitted Information
No information has been omitted.

Item 8.	Executive Officer
Susan Toews, Vice President Legal Affairs, and Corporate Secretary
(604) 639-2003
Item 9.	Date of Report
December 30, 2011
Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this material change report, including any information relating to New Gold's, Silver Quest’s or Independence Gold’s future financial or operating performance may be deemed "forward looking". All statements in this material change report, other than statements of historical fact, that address events or developments that New Gold/Silver Quest expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of the relevant management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold/Silver Quest/Independence Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the Arrangement will be completed successfully on the terms agreed upon by the parties and that the business of Silver Quest will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. In the case of New Gold, such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In the case of Silver Quest, such risks include, among other risks, the approvals of regulators, availability of funds, the results of financing and exploration activities, the interpretation of drilling results and geological data, project cost overruns or unanticipated costs and expenses. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's and Silver Quest’s continuous disclosure documents filed on and available at www.sedar.com.  Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this material change report are qualified by these cautionary statements. New Gold/Silver Quest/Independence Gold expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.